UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 8-K
Current Report
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Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

March 15, 2016
Date of Report (Date of earliest event reported)

BB&T Corporation
(Exact name of registrant as specified in its charter)

Commission file number: 1-10853
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North Carolina	56-0939887
(State of incorporation)	(I.R.S. Employer Identification No.)

200 West Second Street
Winston-Salem, North Carolina	27101
(Address of principal executive offices)	(Zip Code)
(336) 733-2000
(Registrant's telephone number, including area code)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01	Other Events
On March 15, 2016, BB&T Corporation (“BB&T”) and National Penn Bancshares, Inc. (“National Penn”) issued a press release reminding National Penn security holders that (1) BB&T’s previously announced merger with National Penn (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of August 17, 2015, by and between National Penn and BB&T (the “Merger Agreement”), is expected to close on or about April 1, 2016, and (2) the election deadline for holders of National Penn common stock and certain National Penn equity awards to elect the form of consideration they wish to receive in the Merger, subject to the allocation and proration procedures set forth in the Merger Agreement, will be 5:00 p.m., Eastern Daylight Time, on March 30, 2016, unless extended.  The election materials were mailed on or about February 29, 2016 to National Penn security holders of record as of the business day immediately prior to the mailing.

Questions regarding the election materials may be directed to the information agent for the election, Georgeson Inc., at 877-278-4775.

A copy of the press release containing the announcements is attached hereto as Exhibit 99.1 and incorporated by reference herein.

ITEM 9.01	Financial Statements and Exhibits
Exhibit No.	Description of Exhibit
99.1	Press Release dated March 15, 2016.

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BB&T CORPORATION
(Registrant)

By: /s/ Cynthia B. Powell

Cynthia B. Powell
Executive Vice President and Corporate Controller
(Principal Accounting Officer)

Date: March 15, 2016